Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

March 30, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 25049

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2015

Filed December 21, 2015

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the March 2, 2016 comment letter (the “March 2 comment letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2015 (the “2015 Form 10-K”).

Please note that the Staff granted the Company an extension to March 30, 2016, to respond to the March 2 comment letter.

For convenience, each comment contained in the March 2 comment letter is repeated below (in italics) followed by the Company’s response.

Form 10-K For Fiscal Year Ended October 31, 2015

Management’s Discussion and Analysis of Financial Condition and Result s of Operations, page 20

Critical Accounting Policies, page 37

Variable Interest Entities, page 40

Flexible Packaging Joint Venture, page 40

1.	We note that you consider all relevant facts and circumstances in assessing the determination of the primary beneficiary.

In regards to your Flexible Packaging joint venture, we note that this joint venture owns the operations in the Flexible Products & Services segment. Please discuss the major factors that led to you determining that you were the primary beneficiary of this variable interest entity. In this regard, we note that you and the other partner have equal economic interests in the joint venture, all investments, loans and capital contributions are to be shared equally amongst the partners, and each partner has committed to contribute capital

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

of up to $150 million and obtain third party financing for up to $150 million as required. In a similar manner, please disclose the major factors that led to your determination that you were or were not the primary beneficiary for other material variable interest entities pursuant to ASC 810.

The Company has concluded that it is the primary beneficiary of the Flexible Packaging joint venture (referred to herein as the “Flexible Packaging JV” or “FPS VIE”) because the Company has (1) the power to direct the activities of the FPS VIE that most significantly impact the FPS VIE’s economic performance, and (2) the obligation to absorb losses and the right to receive benefits that could potentially be significant to the FPS VIE.

Power to Direct:

In reaching its conclusion, the Company considered the duties and responsibilities assigned to the chief decision makers and the board of directors of the FPS VIE in the Joint Venture Agreement1. The most significant activities of any variable interest entity are financing, capital and operating decisions. The financing and capital decisions of the FPS VIE are jointly controlled by the Company and the Flexible Packaging JV partner, through the board of directors of the Flexible Packaging JV. However, the evaluation of whether the Company holds the power to direct the operating decisions of the FPS VIE is influenced by the determination of whether significant operating decisions are made at the board or management level. The following is a list of major factors that led to the conclusion that the “power to direct” the operating decisions is at the management level and, therefore, the Company has the power to direct the most significant activities of the FPS VIE:

•	The Company has the sole and exclusive right to designate the CEO of the Flexible Packaging JV and has the right to remove the CEO. The CEO is responsible for managing the day-to-day operations and all external relationships of the Flexible Packaging JV.

•	The Flexible Packaging JV partner cannot remove the CEO through its sole action.

•	The Joint Venture Agreement provides the CEO with sole authority to carry out the Flexible Packaging JV’s day-to-day activities in accordance with the operating budget. Although the operating budget is approved by the Company and the Flexible Packaging JV partner, the operating budget is prepared by the CEO before it is presented to the board. The operating budget presented to the board is not detailed and only includes: 1) total sales, 2) total operating profit 3) total SG&A expenses, 4) total EBITDA, 5) gross profit margin percentage, and 6) capital expenditure by project.

•	The CEO has significant operating discretion, including the authority to incur any operational expenses relating to inventory up to 25 percent in excess of the board-approved operating budget amount and, for non-inventory expenses for goods and services, up to 15 percent over the board-approved operating budget amount. Those percentages are considered significant to the operations of the FPS VIE.

[1]	References herein to the Joint Venture Agreement refer to the Joint Venture Agreement filed as Exhibit 10.29 to the 2015 Form 10-K.

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

•	The CEO has sole authority over non-executive employment decisions and has discretion in selecting, terminating and setting the compensation of those employees. The duties and responsibilities of the CEO under the Joint Venture Agreement include those listed below, which support the Company’s position that the CEO has the power over the operating decisions:

•	The CEO makes manufacturing, sourcing and network decisions, selects outsourcers and shared services, enters into contracts with third parties, settles claims and conducts the operations of the Flexible Packaging JV;

•	The CEO manages branding, pricing and sales force, and product development;

•	The CEO has the power over developing or stopping the production of products; and

•	The CEO takes all other actions required in the ordinary course of business that have not been specifically assigned to the board of directors.

•	While it is noted that the Flexible Packaging JV partner has the right to designate the CFO of the Flexible Packaging JV, the Joint Venture Agreement expressly provides that the CFO reports directly to the CEO. In practice, the CFO of the Flexible Packaging JV also reports directly to the Company’s CFO.

•	Because the operations of the Flexible Packaging JV are similar in nature to that of the Company, and because the Flexible Packaging JV partner has limited experience in the packaging industry, the operation of the Flexible Packaging JV is heavily reliant on the expertise of the Company;

•	Detailed monthly performance reviews of the operations of the Flexible Packaging JV are held between the CEO of the Flexible Packaging JV and executive management of the Company, where a detailed review of the following is performed:

•	Review of the detailed annual operating budget line items;

•	Financial and operational results, including budget to actual and actual to prior year actual consolidated and product level net sales dollars and units, raw material costs, labor costs, transportation costs, fixed and variable production costs, detailed SG&A expenses (including salaries and benefits, travel, meals and entertainment and professional fees), non-recurring costs, operating profit, total EBITDA, gross profit and gross profit margin percentage;

•	Review of detailed capital expenditures as compared to the annual allocation set by the Company;

•	Review of significant customers, changes in customer volumes and sales dollars, review of customer satisfaction index results and progress towards goals set by the Company;

•	Safety results and progress towards goals set by the Company;

•	Competitive pressures and risks;

•	Cash management;

•	Foreign currency impact and analysis; and

•	Potential transactions.

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

In summary, the Company has the power to direct the most significant activities due to its ability to direct the operating decisions of the FPS VIE. This power is derived from the significant CEO discretion over the operations of the FPS VIE and the Company’s sole and exclusive right to appoint the CEO. We also considered whether the fact that the financing and capital decisions are shared has an impact on this conclusion. We do not believe that such decisions have an impact on this conclusion and believe that this is consistent with SEC views. For example, at the December 2014 AICPA National Conference on Current SEC and PCAOB Developments, Christopher F. Rogers, Professional Accounting Fellow stated the following (emphasis added):

The first issue I would like to discuss is the application of shared power. Topic 810 provides that no party is the primary beneficiary of a VIE when power to direct the significant activities of the entity is shared by multiple unrelated parties. For purposes of illustration, assume an entity is owned equally by two unrelated parties and that there are three significant activities. Assume two of the three significant activities are “shared” in that decisions require joint consent of the owners, and that decisions regarding the third significant activity are unilaterally directed by only one of the owners.

In this example, while certain significant activities do require joint consent, it does not appear that shared power as described in Topic 810 exists. For shared power to exist, the guidance seems to suggest that all decisions related to the significant activities of the VIE require the consent of each party sharing power. When decisions related to a significant activity do not require joint consent, the staff has struggled to find a basis in the accounting literature to support that shared power can in fact exist. This is the case even when it is determined that the significant activities that require joint consent more significantly impact the economic performance of the entity than the significant activities that do not. In situations when shared power does not exist but multiple parties are directing different significant activities, the guidance provides that one party will meet the power criterion in the primary beneficiary assessment. The staff believes an extension of this principle suggests that the party with more power, relative to others, over the significant activities of the VIE should consolidate. In my example, a party’s shared decision making rights over certain significant activities along with its unilateral decision making rights over the remaining significant activity seems to provide that party with a greater ability to impact the economic performance of the VIE compared to the other owner and therefore it should consolidate the VIE.

Based on the Company’s power to direct the operating decisions of the FPS VIE at the management level and on all of the above-noted supporting factors, the Company concluded that it has the power to direct the most significant activities of the FPS VIE.

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

Obligation to Absorb Losses or Rights to Receive Benefits (significant variable interest):

The Company has a potentially significant variable interest through the Company’s equity interest in the FPS VIE and an initial working capital loan.

Based on satisfying the factors of being a primary beneficiary, the Company believes that it has appropriately consolidated the operations of the FPS VIE into the operations of the Company since the FPS VIE’s formation date.

In future filings, the Company will expand the disclosure on the major factors that led to our conclusion that we are the primary beneficiary of the FPS JV by adding the relevant factors indicated above that lead to our conclusion that the Company has the power to direct and that the Company has a potentially significant variable interest through the Company’s equity interests.

In response to the Staff’s comments regarding conclusions related to other VIEs, the Company has concluded that it is the primary beneficiary and has consolidated two other VIEs as disclosed in Note 8 (Consolidation of Variable Interest Entities) to the Consolidated Financial Statements included in the 2015 Form 10-K. These VIEs are consolidated primarily because they were formed specifically for the structuring needs of the Company in the European RPA transaction described in Note 3 and the timberland transaction described in Note 8 in the 2015 Form 10-K, respectively, and, therefore, the Company has directed the activities that most significantly impact the economic performance of these VIEs. The Company has not disclosed the major factors that led to consolidating the operations of these other two VIEs with the operations of the Company because the factors are not complex or material to understanding the Company’s consolidated financial statements. Management does not intend to provide any further disclosure regarding these two VIEs. The Company does not have a variable interest in any other material variable interest entity.

Financial Statements

Note 1- Basis of Presentation and Summary of Significant Accounting Policies, page 49

Venezuela Currency, page 49

2.	Due to the continued significant devaluation of the Bolivar and the change in the exchange mechanisms announced in early 2015, you reconsidered which rate best reflects the economics of your business activities and concluded that you should utilize the SIMADI rate to remeasure the Venezuelan operations as of July 31, 2015. As a result of the change to the SIMADI rate, you recorded other income of $4.9 million related to the remeasurement of your Venezuelan monetary assets and liabilities during the year, an adjustment of $9.3 million to increase cost of goods sold to reflect the non-monetary inventory assets at net realizable value, and an impairment charge of $15.0 million upon your determination that the carrying amount of long-lived assets were not recoverable in US dollar functional currency. In total, these amounts related to your Venezuela operations appear to have resulted in a net expense amount of $19.4 million recorded during the year ended October 31, 2015 compared to your income before income taxes and equity earnings of unconsolidated affiliates of $114.8 million. Please provide us with the following additional information to help us better understand the significance of your Venezuelan operations:

a.	Confirm to us, if true, that your subsidiary, Greif Venezuela C.A. is a 100% wholly owned and consolidated subsidiary of Greif, Inc.

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

The Company confirms that Greif Venezuela C.A. is a 100% indirect wholly owned and consolidated subsidiary of Greif, Inc.

b.	Provide us with a description of your business in Venezuela, including the types and amounts of materials imported, plant and equipment in the country, and the impact of regulations such as price controls on your business. Please also address the nature of the activities conducted between these operations and your non-Venezuela operations.

The Company’s Venezuelan operation produces large steel drums, small blow molded drums and injection molded pails to supply multiple Venezuelan companies. Raw materials, mainly consisting of steel and resin, are purchased within the country and the majority of sales are made to purchasers within the country. Both purchases and sales are denominated in bolivars.

The Company’s Venezuelan operations are in compliance with the local laws that restrict prices in order to set maximum allowable profits on goods. The impact of these regulations has an immaterial impact on the Company’s business.

Another wholly-owned Greif subsidiary has historically supplied parts used to seal and close the steel drums manufactured in Venezuela to the Venezuelan operations at an annual rate of approximately $350,000 USD, however the projection for 2016 is that this subsidiary will supply only approximately $10,000 USD of products. These amounts are included in the intercompany receivables and payables discussed below. There are no other significant activities conducted between the Company’s Venezuelan operations and its non-Venezuelan operations.

c.	Provide us with summarized financial information related to your Venezuela operations.

In regards to balance sheet information, please tell us the amount of assets recorded related to these operations with separate identification of monetary and non-monetary assets, the amount of any intercompany receivables recorded related to these operations, and the amount of foreign translation recorded in accumulated other comprehensive loss as of the latest balance sheet date. Please also provide us with summary income statement and cash flow statement information for the latest fiscal year and interim period.

The net book value of our monetary and non-monetary assets in Venezuela as of January 31, 2016 was $500,000 USD, the same amount since the move to the SIMADI exchange rate in the third quarter 2015. Net monetary liabilities totaled ($170,000) USD and non-monetary assets totaled $700,000 USD. Intercompany receivables totaled $1.9 million USD due to intercompany loans to enable the Company to export USD out of Venezuela prior to the current

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

restrictions. Intercompany payables, also denominated in USD, totaled $994,000 for a net intercompany receivable of $874,000. All intercompany amounts were due to or from other wholly owned Greif subsidiaries and had no impact on the consolidated financial statements at the time they were generated or the time they would potentially be settled or written off. The amount of foreign translation recorded in accumulated other comprehensive loss was de minimis as of October 31, 2015 and January 31, 2016.

Highlighted below is a summary income statement and cash flow statement for the latest fiscal year and interim period.

Venezuela Income Statement

(Dollars in millions)

	Three months ended January 31	Twelve months ended October 31
	2016	2015
Net sales	$0.7	$56.0
Gross profit	0.2	0.4
Selling, general and administrative expenses	0.1	4.1
Restructuring charges	—	1.9
Non-cash asset impairment charges	—	15.0

Operating profit (loss)	0.1	(20.6)
Other income, net	—	(5.4)
Income tax expense	—	0.6

Net income (loss)	$0.1	$(15.8)

Venezuela Cash Flow Statement

(Dollars in millions)

	Three months ended January 31	Twelve months ended October 31
	2016	2015
Net cash provided by operating activities	—	9.1
Net cash used in investing activities	—	(14.0)
Effects of exchange rates on cash	—	(8.0)
Net decrease in cash and cash equivalents	—	(12.9)
Cash and cash equivalents, beginning of period	0.4	13.3

Cash and cash equivalents, end of period	$0.4	$0.4

The information above for the twelve months ended October 31, 2015 includes nine months of activity translated using the CENCOEX rate of 6.2 bolivars per USD and three months of activity translated using the SIMADI exchange rate of 199 bolivars per USD.

d.	Provide us with a description of the possible effects of Venezuela’s currency exchange limitations or government restrictions on your operations, including how such limitations or restrictions may affect liquidity, cash flows, debt covenants, and the ability or inability to settle transactions at the SIMADI rate.

Continued or additional currency exchange limitations or government restrictions would not have a material impact on our consolidated operations. Our remaining net assets for our Venezuelan operations are only approximately $500,000 USD and our projected annual net income and cash

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

flows from our Venezuelan operations are expected to be de minimis, as supported by our results in the first quarter 2016 in the table above. As such, the Company’s Venezuelan operations have an insignificant impact on the liquidity, cash flows and debt covenant compliance of the Company. Also, the Company’s ability or inability to settle transactions at the SIMADI exchange rate has a negligible impact on the Company’s operations due to the immaterial USD translated amounts using the SIMADI exchange rate, forecasted at less than $200,000 USD annually.

Tell us what consideration was given to the need for disclosure of a potential risk of future material impairment charges.

The Company included in the 2015 Form 10-K risk factors section a general discussion of the potential impact of future impairments. However, based on the Company’s financial position as of October 31, 2015 and January 31, 2016, there was no risk of future material impairment charges related to our Venezuelan operations after the move to the SIMADI exchange rate in the third quarter of 2015. Accordingly, we do not believe specific disclosures for potential future material impairment charges related to our Venezuelan operations was or is necessary.

Note 3 – Sale of Non-United States Accounts Receivable, page 58

3.	As part of the amendment made to your receivables purchase agreement in 2015, you are now allowed to loan excess cash back to the purchasing bank affiliate in exchange for a subordinated note receivable. Please tell us what consideration you gave to this new term in determining how to account for your purchase agreement pursuant to ASC 860.

While the amendment to our receivables purchase agreement in 2015 called attention to our ability to loan excess cash back to the purchasing bank affiliate in exchange for a subordinated note receivable, the ability to do so was present in the original agreement signed in 2012. We understand that the disclosure in the 2015 Form 10-K was not clear as related to this fact, and we have updated the disclosure in our Form 10-Q for the quarterly period ended January 31, 2016 to address this matter. While this ability was not new, we did exercise that ability in 2015 and, therefore, revisited our initial conclusions related to our accounting for this purchase agreement to confirm that the exercise of that ability did not change our accounting conclusions pursuant to ASC 860.

The Company must defer payment on 11 percent of the sold receivables in any given period. The amount deferred is accounted for as a retained interest. The program also allows the Company to increase the amount of the payment that is deferred in order to reduce finance costs when the Company has excess cash. The amounts deferred are actually loaned back to the transferor in the form of a subordinated loan receivable per the terms of the agreements. The Company has elected to utilize this feature once over the four-year period of the arrangement, which was the $44.2 million subordinated loan receivable disclosed in the 2015 Form 10-K. The loan was outstanding for a one month cycle. The Company’s continuing involvement in the form of deferred payment has been 11 to 12 percent of the total receivables sold over the course of the arrangement, including

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

the one-time increased deferral. The structure of the program, including this continuing involvement, was the subject of a true-sale opinion issued by a qualified bankruptcy lawyer, which opinion has also been updated. Based on the structure of the program and the legal opinion, management has concluded that the arrangement qualifies for sale accounting under ASC 860.

The exercise of the ability to defer payment and loan excess cash back to the transferee does not impact the Company’s conclusion that the receivables are legally isolated and that the Company’s creditors have no access to those receivables once they are sold. Those receivables can also be pledged or sold by the transferee regardless of the amount of purchase price deferred.

Legal isolation:

Legal isolation is defined as the assets having been put beyond the reach of the transferor or a consolidated affiliate of the transferor, and their creditors, even in the event of bankruptcy. Assurances have been received in the form of an opinion from a qualified bankruptcy lawyer supporting the Company’s conclusion that the assets, once transferred to the transferee, have been put beyond the reach of the Company or any consolidated affiliates, even in the event of bankruptcy.

Right to pledge or exchange without constraint:

In all events, the transferee may pledge or otherwise grant security in the Company’s receivables without prior notice or consent from any other party and there are no constraints that would be considered other than insignificant.

Maintain effective control:

ASC 860-10-40-5c states that the transferor and its consolidated affiliates or agents must not maintain control over the transferred assets. Effective control includes a repurchase or cleanup call in which the transferee requires the transferor to repurchase the assets. There are no repurchase or cleanup call terms in the agreement, nor are there any substantive provisions other than the standard representations and warranties whereby the transferee could require the Company to repurchase the assets. Therefore, we concluded that the Company (transferor) does not maintain control of the transferred financial assets.

The fact that the Company has the ability to defer additional payment on those sales to the extent the Company has excess cash and wants to manage costs and that the Company exercised that ability in 2015 does not impact the sale conclusions reached based on the overall risk to the Company in the arrangement. The Company obtained true sale legal opinions from a qualified bankruptcy lawyer at the time of signing the original agreement in 2012 and obtained updates to those opinions after the amendment was signed in 2015. The legal opinion supports our conclusion that this arrangement meets the criteria for the transfer of financial assets in which the transferor surrenders control over those financial assets and constitutes a legal sale under ASC 860.

Lawrence A. Hilsheimer

Greif, Inc.

March 30, 2016

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours, GREIF, INC.

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer Executive Vice President and Chief Financial Officer